CISION
PR Newswire

Exonerated American Executive Benjamin Wey Sues NASDAQ for Malicious Prosecution, Deception of FBI, DOJ and SEC at Center of Case

NEWS PROVIDED BY
Lupkin PLLC →
Apr 09, 2018, 13:35 ET

NEW YORK, April 9, 2018 /PRNewswire/ -- Vindicated American executive Benjamin Wey has filed a lawsuit in the New York State Supreme Court, County of New York (Index No. 651684/2018) against NASDAQ Inc. (Nasdaq: NDAQ) and several NASDAQ executives. The complaint alleges fabrication of nonexistent listing rules, misleading the FBI, DOJ and SEC, and causing a baseless prosecution and SEC action to be brought against Mr. Wey. Although the government voluntarily dropped all charges against Mr. Wey in late 2017 following a scathing ruling by an eminent federal judge, the damage had already been done. NASDAQ's systematic deception, the suit alleges, destroyed Mr. Wey's business and livelihood and caused all of Mr. Wey's employees to lose their jobs.

The NASDAQ Defendants

The NASDAQ defendants include NASDAQ, Inc., The NASDAQ Stock Market LLC, CEO Adena Friedman, former CEO Robert Greifeld (Chairman of Virtu Financial Inc), NASDAQ General Counsel and lobbyist Edward Knight, Chairman of the Corporate Governance Committee

Michael Splinter, Michael Emen, Nelson Griggs, Arnold Golub, William Slattery, Alan Rowland, Keely Moxley, Robert McCooey Jr. and Andrew Hall.

According to the complaint, NASDAQ and its executives, in an eight-year campaign, repeatedly deceived federal agents and other federal law enforcement officials about Benjamin Wey, a naturalized American citizen and Columbia University graduate who emigrated from China as a teenager. As alleged, the NASDAQ defendants actively importuned the U.S. government to charge Mr. Wey with federal crimes. NASDAQ engaged in this scheme to further its commercially driven goal of deflecting blame away from itself for its reckless listing of Chinese companies during the global recession. Simply put, NASDAQ offered up Mr. Wey as a scapegoat.

Notably, NASDAQ was already facing other intense public scrutiny at the time; former NASDAQ Chairman Bernie Madoff's massive Ponzi scheme had just been exposed.

Comment from Jonathan D. Lupkin, Lead Counsel to Benjamin Wey

Jonathan D. Lupkin, lead counsel to Mr. Wey commented: "As alleged in our filed complaint, the NASDAQ's misconduct involves nothing short of deceiving federal law enforcement authorities (including the FBI, SEC and federal prosecutors), inventing NASDAQ listing rule prohibitions and concocting nonexistent criminal activity by their target, Benjamin Wey. Although NASDAQ touts itself as an ethical corporate citizen, its irresponsible actions, and those of its senior executives, have destroyed a man's livelihood. We are looking to hold NASDAQ accountable for its shameful conduct."

Charges Against the NASDAQ Defendants, Donation to The Legal Aid Society

The NASDAQ defendants are charged with three counts: Malicious Prosecution, Tortious Interference with Prospective Economic Advantage, and Tortious Interference with Contract. The lawsuit seeks over $200 million in economic damages directly caused by NASDAQ's deceitful behavior. Mr. Wey is also seeking over $50 million in punitive damages, which, when awarded, will be donated to The Legal Aid Society to help other victims of corporate greed.

Benjamin Wey's Legal Team

Benjamin Wey's legal team is headed by Jonathan D. Lupkin of law firm LUPKIN PLLC, a leading New York commercial litigation boutique specialized in complex litigation in the Commercial Division of the New York State Supreme Court.

SOURCE Lupkin PLLC

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